UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-05075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2013		1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:

Statements of Net Assets Available for Benefits		2

Statements of Changes in Net Assets Available for Benefits		3

Notes to Financial Statements		4 -11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013 -		12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)		13

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES		14

INDEX TO EXHIBITS -		15

23 Consent of Independent Registered Public Accounting Firm		16

Report of Independent Registered Public Accounting Firm

To the Participants and Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Boston, Massachusetts

June 19, 2014

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

December 31,	2013	2012
Assets

Investments:
Investments - participant-directed - at fair value	$505,440,098	$429,111,341
Employer Contributions Receivable	176,853	181,907
Notes Receivable From Participants	6,493,898	6,393,518

Net Assets Reflecting all Investments at Fair Value	512,110,849	435,686,766

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Stable-Value Fund	(1,029,694)	(2,168,593)

Net Assets Available For Benefits	$511,081,155	$433,518,173

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Years ended December 31,	2013	2012

Additions:

Investment Income:
Net appreciation in fair value of investments	$69,729,036	$37,490,380
Interest and dividend income	18,737,076	11,765,104

Net investment income	88,466,112	49,255,484

Interest Income on Notes Receivable From Participants	288,259	286,517

Contributions:
Participant contributions	24,019,584	24,050,227
Employer contributions	12,958,873	11,851,826
Rollover contributions	2,088,486	13,099,714

Total contributions	39,066,943	49,001,767

Total additions	127,821,314	98,543,768

Deductions:
Benefits Paid to Participants	50,227,178	35,448,743
Administrative Expenses	31,154	28,114

Total deductions	50,258,332	35,476,857

Increase in Net Assets Before Plan Transfers	77,562,982	63,066,911

Transfers Into Plan	—	179,543

Increase in Net Assets	77,562,982	63,246,454

Net Assets Available for Benefits, beginning of year	433,518,173	370,271,719

Net Assets Available for Benefits, end of year	$511,081,155	$433,518,173

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect for the year ended December 31, 2013, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company” or the “Plan Sponsor”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants could formerly elect to make voluntary before-tax or Roth 401(k) contributions of up to 100% of their eligible compensation subject to statutory limits, but effective January 1, 2012, participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to only 90% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

All eligible participants receive matching contributions on a per-pay-period basis of 100% of the first 5% of compensation up to the applicable Code limits.

In connection with the Company’s acquisition of Caliper Life Sciences, Inc. (“Caliper”) in November 2011, the Plan was amended to provide that eligible employees of Caliper became participants in the Plan as of January 1, 2012. Such employees received matching contributions of 50% of the first 5% of compensation up to applicable Code limits during 2012. In October 2012, the Plan was subsequently amended so that as of January 1, 2013 eligible employees of Caliper began to receive a matching contribution of 100% of the first 5% of compensation up to applicable Code limits.

As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2013 or 2012.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. All active participants are vested immediately in the Company’s contribution portion of participants’ accounts. Also, if a participant terminated employment due to death, disability or retirement, as defined in the Plan, his or her account balance became 100% vested.

At December 31, 2013 and 2012, forfeited accounts totaled $47,706 and $144,002, respectively. These forfeitures arose from contributions that were subject to former vesting schedules in place prior to February 1, 2011. Forfeited balances are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. The Company’s contribution was reduced by forfeitures of $142,074 and $334,155 for the years ended December 31, 2013 and 2012, respectively.

Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, participant-directed brokerage accounts, and a Company stock fund as investment options for participants.

Notes Receivable From Participants

Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the note by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any note is determined by the participant, but in no event shall that period exceed 60 months, unless the note is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Choices, Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Company’s common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. One of the Plan’s investment options allows participants to establish a brokerage account and select various investments consisting primarily of mutual funds, common stock, and interest bearing cash. The units of common collective trust funds are stated at fair value as determined by the issuer of the fund, Fidelity Management and Research Company (FMR Co.), based on the net asset value of the underlying investments. The stable value portfolio is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value portfolio is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Investment Management Fees and Operating Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest at the end of the period. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

Subsequent Events

The Plan evaluated all events and transactions that occurred after December 31, 2013 through June 19, 2014, the date these financial statements were available to be issued.

Recently Adopted Accounting Standards

The Plan does not anticipate that the adoption of recent accounting pronouncements will have an impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest Level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between Levels at the beginning of the reporting period.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

PerkinElmer Stock Fund

The PerkinElmer Stock Fund is an employer stock unitized fund. The fund consists of PerkinElmer, Inc. common stock as well as short-term investments that provide liquidity for daily trading. PerkinElmer, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Participant-directed brokerage account

A self-directed brokerage account allows plan participants the opportunity to invest in a wide array of securities. Participants can elect to direct their Plan assets into individual securities by establishing a Plan level brokerage account. Investments in brokerage accounts are reported at fair value. The Plan receives prices for investments in brokerage accounts from a nationally recognized pricing service that are based on observable market transactions.

Common Collective Trust Fund

Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. In the event that the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

In accordance with the update to ASC 820, the following tables set forth by Level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

The Plan had no Level 3 investments as of either December 31, 2013 or December 31, 2012.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	2013 Total
PerkinElmer Stock Fund	$15,794,921	$—	$15,794,921

Mutual funds:
Domestic stock funds	278,404,238	—	278,404,238
International stock fund	74,455,774	—	74,455,774
Fixed income funds	51,543,926	—	51,543,926
Cash and other	11,042,113	—	11,042,113

Total mutual funds	415,446,051	—	415,446,051

Participant-directed brokerage account:
Domestic stock funds	602,255	—	602,255
International stock funds	23,778	—	23,778
Cash and other	9,589	—	9,589

Total participant-directed brokerage account	635,622	—	635,622

Common collective trust funds:
Stable-value fund	—	73,150,418	73,150,418
Index fund	—	413,086	413,086

Total common collective trust funds	—	73,563,504	73,563,504

Total	$431,876,594	$73,563,504	$505,440,098

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	2012 Total
PerkinElmer Stock Fund	$13,127,196	$—	$13,127,196

Mutual funds:
Domestic stock funds	205,487,811	—	205,487,811
International stock fund	62,355,031	—	62,355,031
Fixed income funds	60,487,530	—	60,487,530
Cash and other	7,690,064	—	7,690,064

Total mutual funds	336,020,436	—	336,020,436

Common collective trust fund:
Stable-value fund	—	79,963,709	79,963,709

Total	$349,147,632	$79,963,709	$429,111,341

For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2, or 3.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using a net asset value (NAV) as of December 31, 2013 and 2012:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$73,150,418	$—	Daily	See Above	See Above
Index fund(b)	$413,086	$—	Daily	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$79,963,709	$—	Daily	See Above	See Above

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Stable value fund strategy seeks to preserve the principal investment while earning a level of interest that is consistent with the principal preservation. While it seeks to maintain a stable NAV of $1 per share, it cannot guarantee it will be able to do so; thus, the yield of the stable value fund will fluctuate.

(b)	Index fund strategy seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) Investable Market Index (IMI) Net Dividend Index SM.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

December 31,		2013	2012

*	Fidelity Contrafund - Class K	$58,628,959	$45,230,323
*	Fidelity Growth Company Fund - Class K	72,201,337	55,943,114
	Neuberger Berman Genesis Fund Institutional CL	—	23,105,432
	Neuberger Berman Genesis Fund - Class R6	29,599,410	—
*	Fidelity Managed Income Portfolio II Class 2	73,150,418	79,963,709
	Vanguard Institutional Index Fund	34,364,393	25,341,866
	PIMCO Total Return Fund Institutional CL	—	30,794,102

*	Represents party-in-interest to the Plan

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

December 31,		2013	2012

	Neuberger Berman Genesis Fund Institutional CL	$7,606,148	$1,206,028
	Neuberger Berman Genesis Fund – Class R6	(1,417,074)	—
	MSIF Emerging Markets Fund Class 1	(504,986)	2,056,727
	T. Rowe Price New Horizons Fund	4,440,294	315,464
	PIMCO Total Return Fund Institutional CL	(1,481,167)	679,977
*	Fidelity Contrafund - Class K	10,968,187	6,005,068
*	Fidelity Equity - Income Fund - Class K	3,804,489	1,810,957
*	Fidelity Growth Company Fund - Class K	15,768,966	7,287,163
*	Fidelity International Discovery Fund - Class K	4,489,456	3,219,658
*	Fidelity Freedom K Income Fund	77,221	84,033
*	Fidelity Freedom K 2005 Fund	100,227	71,991
*	Fidelity Freedom K 2010 Fund	404,652	329,651
*	Fidelity Freedom K 2015 Fund	1,080,855	644,070
*	Fidelity Freedom K 2020 Fund	2,161,181	1,239,343
*	Fidelity Freedom K 2025 Fund	2,381,649	1,202,404
*	Fidelity Freedom K 2030 Fund	2,836,054	1,181,385
*	Fidelity Freedom K 2035 Fund	1,962,955	857,877
*	Fidelity Freedom K 2040 Fund	1,830,329	735,652
*	Fidelity Freedom K 2045 Fund	983,443	341,066
*	Fidelity Freedom K 2050 Fund	676,436	223,618
	BlackRock MSCI ACWI IMI Index Non-lendable Fund – Class F	3,956	—
	Vanguard Total Bond Market Fund Signal Shares	(815)	—
	Vanguard Institutional Index Fund	7,691,893	2,923,371

		65,864,349	32,415,503

*	PerkinElmer Stock Fund	3,864,687	5,074,877

	Net appreciation in fair value of investments	$69,729,036	$37,490,380

*	Represents party-in-interest to the Plan

5.	STABLE VALUE PORTFOLIO

The Managed Income Portfolio II (the “Portfolio”) is a stable value portfolio that is a commingled pool managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (NAV) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value:

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•	Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Portfolio

The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for the investment management services provided by the trustee were $31,154 and $28,114 for the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Plan held 377,566 and 405,598 shares, respectively, of common stock of the Company, the Plan Sponsor. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from the Company’s stock of $115,760 and $120,323, respectively.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company is reporting, in the Plan’s Form 5500, the Plan’s investment in a fully-benefit responsive stable-value fund, at fair value, at December 31, 2013 and 2012. The following is a reconciliation of net assets available per the financial statements to the Form 5500:

December 31,	2013	2012

Net assets available for benefits per financial statements	$511,081,155	$433,518,173
Adjustment from contract value to fair value for fully benefit-responsive stable-value fund	1,029,694	2,168,593

Net Assets Available per the Form 5500	$512,110,849	$435,686,766

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500:

Years ended December 31,	2013	2012

Increase in net assets before plan transfers per the financial statements	$77,562,982	$63,066,911
Change in adjustment from contract value to fair value for fully benefit-responsive stable-value fund:
Beginning of year	(2,168,593)	(1,962,845)
End of year	1,029,694	2,168,593

Net Income per the Form 5500	$76,424,083	$63,272,659

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN	EIN # 04-2052042
Plan # 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

December 31, 2013
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Common collective trust funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	**	$73,150,418
	BlackRock	BlackRock MSCI ACWI IMI Index Non-lendable Fund – Class F	**	413,086

	Total common collective trust funds			73,563,504

		Mutual Funds:
	Morgan Stanley	MSIF Emerging Markets Fund Class 1	**	10,567,396
	T. Rowe Price	T. Rowe Price New Horizons Fund	**	18,030,222
	PIMCO	PIMCO Total Return Fund Institutional CL	**	23,814,815
	Neuberger Berman	Neuberger Berman Genesis Fund – Class R6	**	29,599,410
	Vanguard	Vanguard Institutional Index Fund	**	34,364,393
	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares	**	144,002
*	Fidelity Investments	Fidelity Contrafund - Class K	**	58,628,959
*	Fidelity Investments	Fidelity Equity-Income Fund - Class K	**	19,570,833
*	Fidelity Investments	Fidelity Growth Company Fund - Class K	**	72,201,337
*	Fidelity Investments	Fidelity International Discovery Fund - Class K	**	24,820,398
*	Fidelity Investments	Fidelity Freedom K Income Fund	**	3,721,276
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	**	1,265,144
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	**	5,413,053
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	**	12,906,624
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	**	21,893,290
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	**	19,715,269
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	**	21,949,738
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	**	13,249,553
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	**	12,297,987
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	**	6,683,056
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	**	4,609,296

	Total mutual funds			415,446,051

		Participant-directed brokerage account:
*	Fidelity Investments	Fidelity BrokerageLink	**	635,622
*	PerkinElmer, Inc.	PerkinElmer Stock Fund	**	15,794,921

	Total investments per financial statements			505,440,098
*	Plan participants	Notes receivable from participants, with interest at rates of 3.25%–10.50%, maturity at various dates through 2043		6,493,898

	Total Per Form 5500			$511,933,996

*     - Represents a party-in-interest to the Plan as defined by ERISA.

**   - The cost of participant - directed investments is not required to be disclosed.

SIGNATURES

The Plan – Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ John R. Letcher
Date: June 19, 2014	John R. Letcher, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm